UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITITES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Full title of the plan)

FRANKLIN ELECTRIC CO., INC.
(Exact name of registrant as specified in its charter)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9255 Coverdale Road
Fort Wayne, Indiana	46809
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant's telephone number, including area code)

Franklin Electric Co., Inc. Retirement Program

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013, and Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Benefits Committee
Franklin Electric Co., Inc. Retirement Program
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Co., Inc. Retirement Program (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 27, 2014

FINANCIAL STATEMENTS

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Cash	$6,200	$—

Participant-directed investments - at fair value (see Note 3):
Short-term investments	1,106,400	805,300
Franklin Electric Co., Inc. common stock	38,620,300	30,153,800
Wells Fargo stable return fund	21,481,000	21,305,800
Collective funds	13,063,500	7,106,500
Investments in shares of registered investment companies	49,118,300	38,249,500
Total investments	123,389,500	97,620,900

Receivables:
Employer contributions	5,414,300	4,979,000
Notes receivable from participants	2,219,800	1,689,500
Total receivables	7,634,100	6,668,500

Total assets	$131,029,800	$104,289,400

Net assets available for benefits, reflecting all investments at fair value	$131,029,800	$104,289,400
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(169,200)	(600,700)
Net assets available for benefits	$130,860,600	$103,688,700

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Contributions:
Participant contributions	$4,588,800
Participant rollover contributions	311,500
Employer contributions	5,410,800
Total contributions	10,311,100

Investment income:
Net appreciation in fair value of investments	23,827,700
Dividends and interest	1,196,600
Total investment income	25,024,300

Total additions	35,335,400

Deductions:
Benefits paid to participants	7,907,000
Administrative expenses	324,400
Total deductions	8,231,400

Net increase prior to transfer	27,104,000
Transfer in	67,900
Net increase	27,171,900

Net assets available for benefits:
Beginning of year	103,688,700
End of year	$130,860,600

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1. DESCRIPTION OF THE PLAN
The following description of the Franklin Electric Co., Inc. Retirement Program (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees. Company matching contributions for employees are made to the Plan.

Effective for 2012, the Company redesigned certain U.S. retirement plan offerings. The redesign was completed in order to increase standardization of retirement plans among U.S. salaried employees and to reduce the expected cash funding volatility of retirement plans, while at the same time keeping in place a competitive retirement plan offering to attract and retain talent. The Company achieved this by instituting a new service-based contribution, supplemental to the existing Company match for employees, into the Plan as of January 1, 2012. Also effective January 1, 2012, the formal name of the Plan was changed to the Franklin Electric Co., Inc. Retirement Program ("FERP") from the Franklin Electric Directed Investment Salary Plan.

Contribution - Effective during the 2013 Plan year, the Company added a Roth election option to the Plan, allowing employees to contribute on an after-tax basis in addition to pre-tax deferrals.

U.S. domestic employees can contribute on a pre-tax basis and/or after-tax Roth basis from 1% to 50% of their eligible compensation not to exceed the IRS limit ($17,500 for 2013).  An additional $5,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year.

For U.S. domestic employees, other than the Little Rock union contract employees, the Company contributed an amount equal to 100% for the first 2% and 50% of the next 3% of the participant's total contributions, or up to 3 1/2% of each employee's eligible compensation.

For the Little Rock union contract employees, the Company contributed 3 1/2% of each employee's eligible compensation, whether the employee participated in the Plan or not.

Most participants also receive a service-based contribution in the range of 3% to 9% of annual earnings depending on the number of years of service to the Company. Participants not eligible to receive the service-based contribution include non-bargaining employees and hourly participants still accruing benefits under the sunset provision related to the previously frozen Franklin Electric Co., Inc. Pension Plans.

Company contributions to the participant accounts are funded in the first quarter following the plan year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, various intermediate bond funds, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization growth equity fund, a small capitalization value fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Concentration - The Plan includes two investments, Franklin Electric Co., Inc. Common Stock and the Wells Fargo Stable Return Fund, that represented approximately 30% and 17% of the Plan's net assets as of December 31, 2013, respectively. These respective investments represented approximately 29% and 21% of the Plan's net assets as of December 31, 2012.

Vesting - Participants are 100% vested in both their own contributions and the employer match contribution at all times. Participants are 100% vested in the service contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Participants who were terminated prior to January 1, 2008, were vested in their Employer Benefit Contributions of the former ESOP at a rate based on 20% per year after three years of service and are fully vested after seven years of service. Participants who terminated prior to the August 5, 2010 merger date, but not before January 1, 2008, were vested in their Employer Benefit Contributions at a rate based on 20% per year after two years of service and are fully vested after six years of service. Participants who were employed with the Company as of the August 5, 2010 merger date, were 100% vested in their Employer Benefit Contributions. Forfeited balances of terminated participants are allocated to the remaining Plan participants. $85,000 of forfeited nonvested amounts were allocated to Plan participants during the first quarter of 2014 relating to 2013 employer contributions.

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account. Loans are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - Administrative expenses are paid by the Plan as provided in the Plan Document.

Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan. Benefits are recorded when paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fair Value of Financial Instruments - The fair values of employer contributions receivable have been determined to approximate carrying value based upon their short-term nature.

Investment Valuation - The Plan's investments are stated at fair value.

Short-term investments include highly liquid assets that seek to maintain a constant net asset value of $1 per unit. Short-term investments are valued at the deposit account balance, which approximates fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

According to accounting guidance related to Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan holds an indirect interest in such contracts through its investment in a stable return fund. As required by the accounting guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Wells Fargo Stable Return Fund N35 (the “Fund”) is a collective fund whose only investment is the Wells Fargo Stable Return Fund G (“Fund G”), a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Fund G. Fund G invests primarily in investment contracts including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The Fund establishes a daily net asset value, including an annual administrative services fee of 0.35% and investment management and trustee fees of 0.06% for the period of January 1, 2013 through September 30, 2013, and 0.13% for the period of October 1, 2013 through December 31, 2013, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee, or by discounting the related cash flows based on the current discount rate. The plan administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units. Units will be redeemed at the unit value as determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request, and in all cases within six business days after such a receipt.

The Pacific Investment Management Company ("PIMCO") Diversified Real Asset Collective Trust Fund (the "Fund") is a collective trust fund comprised of investments in treasury inflation protected securities ("TIPS"), commodities, and real estate. For investments in TIPS, the Fund seeks to outperform the Barclays Capital US TIPS Index by employing a variety of top-down macroeconomic and bottom-up sector-specific strategies. In commodities management, the Fund seeks to outperform the Dow Jones-UBS Commodity Index. The Fund uses derivatives linked to commodity indices to gain exposure to the asset class. Finally, in real estate management, the Fund seeks to outperform the Dow Jones US REIT Index by actively managing an enhanced cash collateral portfolio to outperform the LIBOR-based rate assumed within the derivatives used to gain the core real estate exposure. The Fund uses derivatives linked to a real estate index to gain basic exposure to the asset class.

The Wells Fargo/BlackRock International Equity Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Morgan Stanley Capital International Europe, Australasia, and Far East Index (the "Index"). The Fund invests in substantially the same stocks in approximately the same percentages that make up the Index. The Fund intends to remain 90% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock Russell 2000 Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Russell 2000 Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 97% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock S&P 500 Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Standard & Poor's 500 Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 95% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock S&P MidCap Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the S&P 400 MidCap Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 95% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock US Aggregate Bond Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Barclays US Aggregate Bond Index (the "Index") by investing in bonds selected by stratified sampling. Stratified sampling represents a low-cost and efficient method of security selection, designed to select a single bond in the Index to represent several bonds within the Index with similar attributes such as maturity, credit quality, and coupon.

Units of the Wells Fargo collective funds listed above, other than the Wells Fargo Stable Return Fund N35, are valued based on the unit value established for each fund on the valuation date. The unit value for these funds is calculated by dividing each fund's net asset value on the calculation date by the number of units that are outstanding on the calculation date for each fund. The fair values of participation units held in the various Wells Fargo collective funds were based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The plan administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units of the various Wells Fargo collective funds. Units will be redeemed at the unit value as determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request, and in all cases within six business days after such a receipt.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2013 and 2012.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2013 and 2012:

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$1,106,400	$—	$1,106,400	$—
Franklin Electric Co., Inc. Common Stock	38,620,300	38,620,300	—	—
Wells Fargo Stable Return Fund N35	21,481,000	—	21,481,000	—
Collective funds:
PIMCO Diversified Real Asset Collective Trust Fund	277,100	—	277,100	—
Wells Fargo/BlackRock International Equity Index CIT	809,700	—	809,700	—
Wells Fargo/BlackRock Russell 2000 Index CIT	1,172,600	—	1,172,600	—
Wells Fargo/BlackRock S&P 500 Index CIT	9,262,500	—	9,262,500	—
Wells Fargo/BlackRock S&P MidCap Index CIT	988,500	—	988,500	—
Wells Fargo/BlackRock US Aggregate Bond CIT	553,100	—	553,100	—
Investments in shares of registered investment companies:
American Beacon Large Cap Value Fund	11,152,700	11,152,700	—	—
American Funds EuroPacific Growth Fund	6,658,900	6,658,900	—	—
Buffalo Small Cap Fund	3,901,900	3,901,900	—	—
JP Morgan Core Bond Select Fund	6,210,900	6,210,900	—	—
RS Partners Fund	3,116,900	3,116,900	—	—
T. Rowe Price Growth Stock Fund	6,541,300	6,541,300	—	—
Target date funds:
Wells Fargo WF ADV DJ TODAY R6	2,023,600	2,023,600	—	—
Wells Fargo WF ADV DJ 2010 R6	371,200	371,200	—	—
Wells Fargo WF ADV DJ 2015 R6	364,600	364,600	—	—
Wells Fargo WF ADV DJ 2020 R6	2,170,000	2,170,000	—	—
Wells Fargo WF ADV DJ 2025 R6	403,500	403,500	—	—
Wells Fargo WF ADV DJ 2030 R6	2,123,700	2,123,700	—	—
Wells Fargo WF ADV DJ 2035 R6	576,600	576,600	—	—
Wells Fargo WF ADV DJ 2040 R6	1,824,900	1,824,900	—	—
Wells Fargo WF ADV DJ 2045 R6	252,400	252,400	—	—
Wells Fargo WF ADV DJ 2050 R6	1,277,300	1,277,300	—	—
Wells Fargo WF ADV DJ 2055 R6	147,900	147,900	—	—
	$123,389,500	$87,738,600	$35,650,900	$—

There were no transfers between Level 1 and Level 2 investments during 2013.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$805,300	$—	$805,300	$—
Franklin Electric Co., Inc. Common Stock	30,153,800	30,153,800	—	—
Wells Fargo Stable Return Fund N35	21,305,800	—	21,305,800	—
Collective funds:
Wells Fargo International Equity Index Fund	213,400	—	213,400	—
Wells Fargo Russell 2000 Index Fund	115,100	—	115,100	—
Wells Fargo S&P 500 Index Fund	6,152,400	—	6,152,400	—
Wells Fargo S&P MidCap Index Fund	133,800	—	133,800	—
Wells Fargo US Aggregate Bond Fund	491,800	—	491,800	—
Investments in shares of registered investment companies:
American Beacon Large Cap Value Fund	8,886,000	8,886,000	—	—
American Funds EuroPacific Growth Fund	5,686,300	5,686,300	—	—
Buffalo Small Cap Fund	2,341,000	2,341,000	—	—
JP Morgan Core Bond Select Fund	7,190,300	7,190,300	—	—
RS Partners Fund	1,992,500	1,992,500	—	—
T. Rowe Price Growth Stock Fund	4,633,400	4,633,400	—	—
Target date funds:
Wells Fargo WF ADV DJ TODAY I	1,614,100	1,614,100	—	—
Wells Fargo WF ADV DJ 2010 I	320,400	320,400	—	—
Wells Fargo WF ADV DJ 2015	91,900	91,900	—	—
Wells Fargo WF ADV DJ 2020 I	1,862,400	1,862,400	—	—
Wells Fargo WF ADJ DJ 2025	19,400	19,400	—	—
Wells Fargo WF ADV DJ 2030 I	1,382,700	1,382,700	—	—
Wells Fargo WF ADV DJ 2035	377,600	377,600	—	—
Wells Fargo WF ADV DJ 2040 I	1,031,700	1,031,700	—	—
Wells Fargo WF ADV DJ 2045 I	50,400	50,400	—	—
Wells Fargo WF ADV DJ 2050	744,400	744,400	—	—
Wells Fargo WF ADV DJ 2055 - INS	25,000	25,000	—	—
	$97,620,900	$68,403,300	$29,217,600	$—

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	December 31, 2013	December 31, 2012
Franklin Electric Co., Inc. Common Stock (865,404 and 970,070* shares, respectively)	$38,620,300	$30,153,800
Wells Fargo Stable Return Fund N35	21,481,000	21,305,800
Wells Fargo/BlackRock S&P 500 Index CIT	9,262,500	6,152,400
American Beacon Large Cap Value Fund	11,152,700	8,886,000
American Funds EuroPacific Growth Fund	6,658,900	5,686,300
**JP Morgan Core Bond Select Fund	6,210,900	7,190,300

*See Note 5 for discussion of stock split.
**Does not represent greater than 5% of the Plan's net assets available for benefits as of December 31, 2013.

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Franklin Electric Co., Inc. Common Stock	$12,395,900
Wells Fargo Stable Return Fund N35	266,400

Collective funds:
PIMCO Diversified Real Asset Collective Trust Fund	(23,700)
Wells Fargo/BlackRock International Equity Index CIT	91,200
Wells Fargo/BlackRock Russell 2000 Index CIT	156,500
Wells Fargo/BlackRock S&P 500 Index CIT	2,169,800
Wells Fargo/BlackRock S&P MidCap Index CIT	142,800
Wells Fargo/BlackRock US Aggregate Bond CIT	(9,800)
Collective funds total	2,526,800

Investments in shares of registered investment companies:
American Beacon Large Cap Value Fund	2,912,000
American Funds EuroPacific Growth Fund	1,088,500
Buffalo Small Cap Fund	1,189,800
JP Morgan Core Bond Select Fund	(313,500)
RS Partners Fund	915,400
T. Rowe Price Growth Stock Fund	1,857,000
Target Date Funds	989,400
Investments in shares of registered investment companies total	8,638,600

Net appreciation in fair value of investments	$23,827,700

4. STABLE RETURN FUND
The stable return fund (the "Fund") is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value, as determined daily by Wells Fargo Bank, N.A., the sponsor of the fund. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

Limitations on the Ability of the Fund to Transact at Contract Value - Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan - Participant initiated transactions are those transactions allowed by the Plan including withdrawals for benefits, loans, or transfers to noncompeting funds within a Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined-contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Impact the Fund - The Fund invests in the Wells Fargo Stable Return Fund G ("Fund G"), which invests primarily in investment contracts including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. Fund G also enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a level of stable income without principal volatility and protect a portfolio in extreme circumstances.

In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

Wrap contracts generally contain provisions that limit the ability of Fund G to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of Fund G or the administration of Fund G that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on Fund G's cash flow.

•	Employer initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, Fund G's value may decline if the market value of its assets declines. Fund G's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligation under the wrap contracts may be affected by future economic and regulatory developments.

Fund G is unlikely to maintain a stable value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from Fund G's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. Fund G may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds and collective trusts, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held 865,404 and 970,070 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for plan year 2013 were $287,800.

On February 22, 2013, the sponsoring employer announced that its Board of Directors declared a two-for-one stock split of the Company's common stock in the form of a 100 percent stock distribution. The stock distribution was distributed or paid on March 18, 2013, to stockholders of record as of March 4, 2013. The two-for-one stock split is reflected in the number of outstanding shares of common stock of Franklin Electric Co., Inc. for all periods presented.

6. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer service contributions and earnings thereon.

7. TAX STATUS
The IRS has determined and informed the Company by a letter, dated October 25, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company and Plan Administrator have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company and Plan Administrator believes it is no longer subject to tax examinations for years prior to 2010.

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank, N.A.	Short-term Investment Fund	**	1,106,400
*	Franklin Electric Co., Inc.	Common Stock	**	38,620,300
*	Wells Fargo Bank, N.A.	Stable Return Fund N35	**	21,311,800

	Collective funds:
	Pacific Investment Management Company	Diversified Real Asset Collective Trust Fund	**	277,100
*	Wells Fargo Bank, N.A./BlackRock	International Equity Index CIT	**	809,700
*	Wells Fargo Bank, N.A./BlackRock	Russell 2000 Index CIT	**	1,172,600
*	Wells Fargo Bank, N.A./BlackRock	S&P 500 Index CIT	**	9,262,500
*	Wells Fargo Bank, N.A./BlackRock	S&P MidCap Index CIT	**	988,500
*	Wells Fargo Bank, N.A./BlackRock	US Aggregate Bond CIT	**	553,100

	Investments in shares of registered investment companies:
	American Beacon Funds	Large Cap Value Fund	**	11,152,700
	American Funds	EuroPacific Growth Fund	**	6,658,900
	Buffalo Funds	Small Cap Fund	**	3,901,900
	JP Morgan Asset Management	Core Bond Select Fund	**	6,210,900
	RS Investments	RS Partners Fund	**	3,116,900
	T. Rowe Price Associates, Inc.	Growth Stock Fund	**	6,541,300
	Dow Jones target date funds:
*	Wells Fargo Bank, N.A.	WF ADV DJ TODAY R6	**	2,023,600
*	Wells Fargo Bank, N.A.	WF ADV DJ 2010 R6	**	371,200
*	Wells Fargo Bank, N.A.	WF ADV DJ 2015 R6	**	364,600
*	Wells Fargo Bank, N.A.	WF ADV DJ 2020 R6	**	2,170,000
*	Wells Fargo Bank, N.A.	WF ADV DJ 2025 R6	**	403,500
*	Wells Fargo Bank, N.A.	WF ADV DJ 2030 R6	**	2,123,700
*	Wells Fargo Bank, N.A.	WF ADV DJ 2035 R6	**	576,600
*	Wells Fargo Bank, N.A.	WF ADV DJ 2040 R6	**	1,824,900
*	Wells Fargo Bank, N.A.	WF ADV DJ 2045 R6	**	252,400
*	Wells Fargo Bank, N.A.	WF ADV DJ 2050 R6	**	1,277,300
*	Wells Fargo Bank, N.A.	WF ADV DJ 2055 R6	**	147,900

*	Various participants	Notes receivable (maturing 2014 to 2023 at interest rates of 4.25% to 9.25%)	**	2,219,800
				$125,440,100

*    Party-in-interest.
**    Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Name of plan)

Date: June 27, 2014	By	/s/ John J. Haines
John J. Haines
Vice President and Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)